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CONTACTS:
Media:  Mariano Varela              Investors:  Jeff Majtyka/Leonardo Santiago
        El Sitio, Inc.                          Brainerd Communicators, Inc.
        (5411) 4339-3700 ext 3818               (212) 986-6667


          EL SITIO, INC. AND DECOMPRAS.COM SIGN DEFINITIVE AGREEMENT
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            El Sitio to Acquire Leading E-Commerce Player in Mexico


Miami, Florida and Monterrey, Mexico, March 14, 2000 -- El Sitio, Inc. (Nasdaq: LCTO) announced today that it has entered into a definitive agreement to acquire 100% of DeCompras.com, Inc., a leading e-commerce company in Mexico. Under the terms of the transaction, El Sitio will issue to shareholders of DeCompras.com an aggregate of 1.75 million of El Sitio common shares, representing approximately 3.7% of the fully diluted shares outstanding of the company, and pay $7 million in cash.

The transaction currently is expected to close by the end of April, subject to customary conditions.

DeCompras.com (which means Shopping in English) has become a leader in the Mexican e-commerce market, selling a broad range of products to consumers and businesses including electronics, technology products, toys, gifts, jewelry, and office supplies. DeCompras.com achieved over $1.0 million in net revenue during its first eight months of operations, with a significant portion coming in the first two months of 2000. Business-to-business transactions currently account for 25% of DeCompras.com's total sales. DeCompras.com has also made inroads to selling products to the 20 million US-based Mexican-Americans who wish to deliver products in Mexico.

Roberto Vivo-Chaneton, El Sitio's Chairman, commented, "The DeCompras.com acquisition accelerates the implementation of our e-commerce strategy by enabling us to put in place a direct e-commerce platform before mid-2000, approximately six months ahead of our original plan. We will continue to move quickly to roll out our pan-regional e-commerce strategy with the goal of becoming a major participant in this industry in Latin America."


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"The ability to join forces with one of Latin America's leading Internet networks validates the strength of DeCompras.com' s business," said Juan Carlos Garcia S., Chief Executive Officer of DeCompras.com. " Our management team is looking forward to working with El Sitio to continue to grow our Mexican e-commerce business. We believe that, together, our companies have an excellent opportunity to establish a formidable presence in what is expected to be a dynamic market for online commerce."

Roberto Cibrian-Campoy, El Sitio's Chief Executive Officer, noted, "The DeCompras acquisition is a major step in El Sitio's drive to establish a leading e-commerce platform across Latin America. In executing this strategy we will adhere to our strategy of building our network market by market, recognizing the different needs and preferences of Internet users in the key Spanish- and Portuguese-speaking markets which we target."

About El Sitio

El Sitio, Inc. (www.elsitio.com and www.osite.com.br ) is a leading Internet network providing original and proprietary country-specific content for Spanish- and Portuguese-speaking audiences in Latin America and the United States. El Sitio consists of country web sites for Argentina, Brazil, Mexico, Uruguay and the United States as well as a global site. El Sitio, offers users country-specific content and interactive community features such as free e-mail, a search engine, chat rooms, bulletin boards, auctions, contests, and Cupido net, an interactive meeting place. Founded in 1997, El Sitio has a team of approximately 330 professionals in its offices in Buenos Aires, Mexico City, Miami, Montevideo, Santiago and Sao Paulo.

Forward-Looking Statements by El Sitio:
--------------------------------------

     This press release contains forward-looking statements relating to future actions, events or financial performance of El Sitio. Investors should understand that such forward-looking statements are subject to risks and uncertainties, including, among others, the possibilities that the proposed acquisition will not be consummated for various reasons and that El Sitio may not realize the anticipated financial and other benefits of such acquisition. Accordingly, investors are cautioned that the forward-looking statements herein may not be realized.

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